QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.3

        Fairfax Financial Holdings (Switzerland) GmbH

Offer to Exchange
Each Registered Ordinary Share

of

Allied World Assurance Company Holdings, AG

for

$23.00 in Cash and Subordinate Voting Shares

of

Fairfax Financial Holdings Limited

Pursuant to the Prospectus, dated May 8, 2017

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY
TIME, ON JUNE 30, 2017, UNLESS THE OFFER IS EXTENDED.

May 8, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        We, Continental Stock Transfer & Trust Company, have been appointed by Fairfax Financial Holdings (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland ("FFH Switzerland") and a direct wholly owned subsidiary of 1102952 B.C. Unlimited Liability Company, an unlimited liability company organized under the laws of the province of British Columbia, Canada ("Canada Sub"), which is a direct wholly owned subsidiary of Fairfax Financial Holdings Limited, a corporation incorporated under the laws of Canada ("Fairfax"), to act as exchange agent in connection with FFH Switzerland's offer to purchase all of the outstanding registered ordinary shares, par value CHF 4.10 per share (the "Allied World shares"), of Allied World Assurance Company Holdings, AG, a corporation limited by shares incorporated under the laws of Switzerland ("Allied World"), in exchange for (i) $23.00 in cash and (ii) subordinate voting shares of Fairfax, upon the terms and subject to the conditions set forth in the prospectus forming part of the registration statement on Form F-4, file number 333-216074, as amended and/or supplemented (the "Prospectus"), and the related letter of transmittal for use in accepting the offer in respect of Allied World shares (the "Letter of Transmittal", and together with the Prospectus, the "Offer").

        Fairfax, through FFH Switzerland, is offering to exchange each Allied World share validly tendered and not properly withdrawn for the right to receive (i) cash consideration of $23.00, without interest, (ii) fully paid and nonassessable subordinate voting shares of Fairfax ("Fairfax shares") having a value of $14.00 based on the closing price of the Fairfax shares on December 16, 2016, being 0.030392 of a Fairfax share (the "Fixed Exchange Stock Consideration") and (iii) additional stock consideration equal to the quotient of (x) $12.00 and (y) the volume weighted average price of Fairfax shares on the Toronto Stock Exchange for the 20 consecutive trading days immediately preceding the trading day before the date on which FFH Switzerland first accepts tendered Allied World shares for exchange (the "Acceptance Time"), converted from Canadian dollars to U.S. dollars using the average Bank of Canada USD/CAD exchange rate over such 20-day period, rounded to the nearest one-hundredth of one cent (provided that this volume weighted average price is greater than $435.65 and less than $485.65 per Fairfax share) (the "Fixed Value Stock Consideration"). If this volume weighted average price of Fairfax shares during this period is greater than or equal to $485.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.024709 of a Fairfax share for each Allied World share. If this volume weighted average price of Fairfax shares during this period is less than or equal to $435.65 per Fairfax share, the Fixed Value Stock Consideration will be fixed at an exchange ratio of 0.027545 of a Fairfax share for each Allied World share.

        In addition, Allied World will pay a special cash dividend of $5.00 per Allied World share, without interest, as soon as possible after the Acceptance Time to holders of Allied World shares as of immediately prior to the Acceptance Time, which is being paid outside of the Offer but is conditioned upon completion of the Offer.

        The exchange ratio in relation to the Fixed Exchange Stock Consideration is fixed and will not vary, regardless of any fluctuations in the market price of either Allied World shares or Fairfax shares. Therefore, the dollar value of the Fairfax shares that holders of Allied World shares will receive upon completion of the Offer will depend on the market value of the Fairfax shares and the exchange rate of Canadian dollars to U.S. dollars at the time of completion.

        No fractional Fairfax shares will be issued to tendering Allied World shareholders in the Offer. In lieu of a fractional Fairfax share, the exchange agent will deliver to each Allied World shareholder who would otherwise be entitled to receive a fraction of a Fairfax share (after aggregating all fractional Fairfax shares that would otherwise have been issuable to such tendering Allied World shareholder in the Offer) an amount of cash (without interest and subject to the amount of any withholding taxes) determined in accordance with the procedures described in "The Offer — Fractional Shares" in the Prospectus.

        The Offer does not extend to Allied World options, Allied World restricted stock units or other Allied World equity awards. See "Interests of Allied World, FFH Switzerland and Fairfax and their Directors and Officers — Interests of Allied World's Directors and Executive Officers in the Offer — Treatment of Allied World Equity Awards" in the Prospectus.

        The completion of the Offer is subject to certain conditions, including there being validly tendered in accordance with the terms of the Offer prior to the expiration time of the Offer, a number of Allied World shares (that have not been validly withdrawn) that, together with any Allied World shares then directly or indirectly owned by Fairfax, FFH Switzerland and Fairfax (Switzerland) (as defined below), represents at least 90 percent or more of all outstanding Allied World shares (excluding Allied World shares held by Allied World), subject to the right of Fairfax to waive the minimum tender condition down to 66 2/3 percent if the other conditions to the Offer have been satisfied or waived (if permitted). There is no financing condition to the Offer. A detailed description of the terms and conditions of the Offer appears under "The Offer — Terms of the Offer" and "The Offer — Conditions to the Offer" in the Prospectus.

        For your information and for forwarding to your clients for whom you hold Allied World shares in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  The Prospectus, dated May 8, 2017;

  2.
  The Letter of Transmittal, including a Request for Taxpayer Identification Number and Certification on Form W-9 (holders who fail to complete and sign the Form W-9 may be subject to a required U.S. federal income tax backup withholding of 28 percent of the gross proceeds payable to such holder or other payee pursuant to the Offer), for your use in accepting the Offer and tendering the Allied World shares and for the information of your clients;

  3.
  The notice of guaranteed delivery to be used to accept the Offer if the procedures for book-entry transfer cannot be completed by the expiration time of the Offer;

  4.
  The Recommendation Statement of the Allied World board of directors on Schedule 14D-9 relating to the Offer;

  5.
  A printed form of letter which may be sent to your clients for whose accounts you hold Allied World shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  6.
  A return envelope addressed to the exchange agent for your use only.

        YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, AND YOUR RIGHT TO WITHDRAW ALLIED WORLD SHARES YOU TENDER IN THE OFFER, WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JUNE 30, 2017, UNLESS THE OFFER IS EXTENDED.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 18, 2016, between Fairfax and Allied World (as amended and supplemented by joinders executed by FFH Switzerland, Fairfax (Switzerland) GmbH, a limited liability company incorporated under the laws of Switzerland and a direct wholly owned subsidiary of FFH Switzerland ("Fairfax (Switzerland)"), and Canada Sub, the "Merger Agreement"). The Merger Agreement provides, among other things, for the making of the Offer by FFH Switzerland, and further provides that if, following completion of the Offer, Fairfax has, directly or indirectly, acquired or controls at least 90 percent of all outstanding Allied World shares (excluding Allied World shares held by Allied World), no actions or proceedings are pending with respect to the exercisability of the voting rights associated with those Allied World shares and no other legal impediment to a squeeze-out merger under Swiss law exists, Fairfax will, indirectly through Fairfax (Switzerland), initiate a squeeze-out merger under Swiss law.

        Issuance of Fairfax shares and payment of cash for Allied World shares purchased pursuant to the Offer will in all cases be made only after timely receipt by the exchange agent of (i) confirmation of a book-entry transfer of such Allied World shares into the exchange agent's account at The Depository Trust Company, pursuant to the procedures described in "The Offer — Procedures for Tendering Allied World Shares" of the Prospectus, (ii) a properly completed and duly executed Letter of Transmittal with any required signature guarantees, together with an agent's message in connection with a book-entry transfer and (iii) all other documents required by the Letter of Transmittal.

        If book-entry transfer procedures cannot be completed on a timely basis, Allied World shareholders may nevertheless tender their Allied World shares according to the guaranteed delivery procedures set forth under "The Offer — Procedures for Tendering Allied World Shares — Guaranteed Delivery Procedures" in the Prospectus. FFH Switzerland will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the exchange agent and the information agent, as described in the Prospectus) for soliciting tenders of Allied World shares pursuant to the Offer. FFH Switzerland will reimburse you, upon request, for customary clerical and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients. FFH Switzerland will pay or cause to be paid any stock transfer taxes payable on the transfer of Allied World shares to it, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to the information agent at its address and telephone number set forth on the back cover of the Prospectus. Additional copies of the enclosed materials may be obtained from the information agent.

Very truly yours,
Continental Stock Transfer & Trust Company

        NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF ALLIED WORLD, FFH SWITZERLAND, FAIRFAX, THE EXCHANGE AGENT OR THE INFORMATION AGENT, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

QuickLinks

EXHIBIT 99.3